20003826

SEC

Washington, D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-14161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa R. Cooper (513) 794-6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500 (Address) Columbus (City) Ohio (State) 43215 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeffery A. Bley, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President, National Sales

Title

Notary Public

TERESA R COOPER NOTARY PUBLIC - STATE OF OHIO

Teresa R Cooper
Notary Public
In and For the State of Ohio
My Commission Expires
21 November 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ONESCO
THE O.N. EQUITY SALES COMPANY
Member FINRA/SIPC

Mailing Address Post Office Box 371
Cincinnati, Ohio 45201-0371
877.663.7267

Overnight Address One Financial Way
Cincinnati, Ohio 45242

SEC Mail Processing

FEB 28 2020

Washington, DC

February 27, 2020

Re: The O.N. Equity Sales Company (CRD #2936)
12/31/19 Audited Financial Statement Filing

Pursuant to regulatory requirements, please find enclosed 12/31/19 audited financial statements for The O.N. Equity Sales Company.

Please call me if you need additional information.

Sincerely,

Teresa R. Cooper
AVP, Financial Controller Group
513-794-6162

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Financial Statements and Schedules

December 31, 2019

(With Report of Independent Registered Public Accounting Firm Thereon)

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Table of Contents

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
The O.N. Equity Sales Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial condition of The O.N. Equity Sales Company and subsidiaries (the Company) as of December 31, 2019, the related consolidated statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

KPMG

Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2, 3, 4, and 5 has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the consolidated financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules 1, 2, 3, 4, and 5 is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

KPMG LLP

We have not been able to determine the specific year that we began serving as the Company's auditor, however we are aware that we have served as the Company's auditor since at least 1975.

Columbus, Ohio
February 25, 2020

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Consolidated Statement of Financial Condition
As of December 31, 2019

Assets		
Cash	$	8,142,604
Accounts receivable from affiliates, net (note 3)		141,766
Accounts receivable, net		51,669
Commission receivable (note 3)		3,982,234
Deferred tax asset		98,158
Software, net of amortization		41,225
Investment securities - trading, at fair value (note 7)		70,796
Other assets		279,428
Total assets	$	12,807,880
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense (note 3)	$	3,256,068
Payable to affiliates (note 3)		229,783
Accounts payable and accrued expenses		1,291,056
Federal and state income taxes payable		15,806
Total liabilities		4,792,713
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Retained earnings		6,625,167
Total stockholder's equity		8,015,167
Total liabilities and stockholder's equity	$	12,807,880

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Income

For the Year Ended December 31, 2019

Revenues:	
Sale of registered investment products/variable contracts (note 3)	$ 51,712,902
Sale of general securities (note 3)	1,729,203
Sale of fee-based products (note 3)	15,018,016
Investment income	7,690
Other income	20,533
Total revenues	68,488,344
Expenses:	
Commissions (note 3)	59,427,947
Service contract (note 3)	1,468,473
Salary expense	5,249,020
General expenses	699,615
Total expenses	66,845,055
Income before income taxes	1,643,289
Income taxes (note 2):	
Current expense	338,645
Deferred expense	69,060
	407,705
Net income	$ 1,235,584

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Consolidated Statement of Changes in Stockholder's Equity
As of December 31, 2019

		Common stock	Additional paid-in capital	Retained earnings	Total stockholder's equity
Balance at December 31, 2018	$	336,000	1,054,000	5,389,583	6,779,583
Net income		—	—	1,235,584	1,235,584
Balance at December 31, 2019	$	336,000	1,054,000	6,625,167	8,015,167

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

For the Year Ended December 31, 2019

Cash flows from operating activities:		
Net income	$	1,235,584
Adjustments to reconcile net income to net cash provided by operating activities:		
Software amortization		14,018
Trading gains on investments		(5,887)
Changes in assets and liabilities:		
Increase in commission receivable		(515,769)
Decrease in deferred tax asset (non cash)		69,060
Increase in accounts receivable		(27,166)
Decrease in other assets		7,317
Decrease in income taxes payable		(58,216)
Increase in accounts payable and accrued commissions expense		600,020
Net cash provided by operating activities		1,318,961
Cash flows from investing activities:		
Proceeds from sales of investment securities		397
Cost of investment securities acquired		(1,803)
Net cash used in investing activities		(1,406)
Increase in cash		1,317,555
Cash at beginning of year		6,825,049
Cash at end of year	$	8,142,604
Federal income tax paid to The Ohio National Life Insurance Company	$	(304,029)

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company ("ONESCO" or the "Company") and its wholly owned subsidiaries, the Ohio National Investment Management Company and the Ohio National Insurance Agency, Inc. (collectively, the "Companies"). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (the "parent company" or "ONLIC"), is registered as an introducing broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934. The Company is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section k(2)(i), which requires the Company to promptly transmit all customer transactions through a bank account designated as a Special Account for the Exclusive Benefit of Customers and Section k(2)(ii), which requires customer transactions to clear through another broker-dealer (clearing broker-dealer) on a fully disclosed basis and promptly transmits all customer funds and securities to such clearing broker-dealer which carries the accounts of such customers.

Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Actual results could differ from those estimates.

Effective January 1, 2018, the Company adopted ASU 2014-09, Revenue from Contracts with Customers (Topic 606). This guidance outlines a single, comprehensive model for accounting for revenue from contracts with customers and applies primarily to commissions, advisory fees and sales loads. The adoption of this guidance did not have a material impact on the Company's consolidated financial statements.

Effective January 1, 2019, the Company adopted ASU 2019-01, *Leases (Topic 842): Codification Improvements* (March 2019), ASU 2018-20, *Leases (Topic 842): Narrow Scope Improvements for* Lessors (December 2018), ASU 2018-11, *Leases (Topic 842): Targeted* Improvements (July 2018), and ASU 2016-02, *Leases (Topic 842)*. This guidance requires lessees to recognize a lease liability measured on a discounted basis and a right-of-use asset for the lease term. Under this guidance, lessor accounting is largely unchanged except to align lessor accounting with the lease accounting model and ASC Topic 606, *Revenue from Contracts with Customers*, and thus the accounting for sale and leaseback transactions has been simplified. The adoption of this guidance had no impact to the Company's consolidated financial statements or financial statement disclosures.

In June 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-13, *Financial Instruments – Credit Losses: Measurement of Credit Losses on Financial Instruments.* The guidance introduces a new approach for recognizing credit losses on financial instruments based on an estimate of current expected credit losses. It also modifies the impairment model for available-for-sale debt

securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The Company will adopt the ASU and related amendments for annual periods beginning January 1, 2020. After consideration of existing and new guidance for allowance valuation, the Company does not anticipate a material impact on the Company's consolidated financial statements.

The Company has entered into underwriting agreements to sell variable life contracts with Ohio National Life Assurance Corporation ("ONLAC") and annuity contracts with ONLIC. The Company also has arrangements to distribute various nonaffiliated companies' investment products, limited partnerships and general securities.

The underwriting agreements establish the amounts due to the Company from ONLAC and ONLIC. Related revenue, which is based on agreed upon commission rates, is recognized when the Company's performance obligation is satisfied. For fees paid up front, the Company believes that its performance obligation is the sale of the contract and as such, is fulfilled on the trade date. Certain variable commission revenue is considered constrained within ASC 606, as it is dependent on the account value at future points in time as well as the length of time and whether the policy remains in force, all of which are highly susceptible to factors outside the Company's influence. The constraint is overcome when the account value and investor activities are known, usually monthly, at which point the revenue is recognized. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2019.

Effective September 15, 2018, ONLIC is no longer accepting applications for annuities or new retirement plans while continuing to service and support existing clients in both product lines.

Investment income is recognized when earned.

Service contract expense is recognized in the month the services are provided to the Companies (Note 3).

Salary expense, professional fees, travel and entertainment and general expenses are recognized as they are incurred by the Companies.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Investment securities are classified as trading securities and are stated at estimated fair value, with trading gains and losses reported as investment income. The estimated fair value is obtained from independent pricing services based on market quotations. Cost is determined on the first-in, first-out basis when calculating gains and losses, which are recorded on the trade date.

Software is carried at cost, net of amortization of $2,248,686. Amortization is computed principally using the straight-line method over the estimated useful life of the asset, which is 10 years for the

Caesar software and 5 years for the Connect software. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Comprehensive income includes net income as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income. Currently, net income is the Company's only component of comprehensive income.

(2) Income Taxes

The Companies file a consolidated federal income tax return with the parent company. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance is needed as of December 31, 2019, as it is more likely than not that the deferred tax asset will be fully realized.

The Companies provide for federal and state income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition*. This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2019, there are no reserves for uncertain tax positions.

Total income tax expense for the year ended December 31, 2019 differs from the amount computed by applying the U.S. federal income tax rate of 21% to income before federal income tax expense as follows:

		Amount	Percentage
Computed (expected) tax expense	$	345,091	21.00 %
Nondeductible expenses (meals and entertainment)		5,063	0.31
Transfer pricing		(30,838)	(1.90)
State tax and interest expense, net of FIT expense		88,340	5.41
Other		49	0.00
Total expense and effective rate	$	407,705	24.82 %

The tax effects of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant components of the net deferred tax liability relate to the following as of December 31:

		2019
Deferred tax asset:		
Contingent liabilities	$	108,369
Total gross deferred tax asset		108,369
Deferred tax liabilities:		
Software amortization		(10,211)
Total gross deferred tax liabilities		(10,211)
Net deferred tax asset	$	98,158

(3) Related-Party Transactions

The Companies have service contract agreements with ONLIC and Ohio National Equities, Inc. ("ONEQ"), an affiliate. The Companies are billed from ONLIC for services, office space, equipment and materials necessary to the operation of the Company's business. The Companies bill ONLIC for certain administrative services, such as due diligence review of Ohio National agents, marketing, promotional activities, and educational training. ONESCO bills ONEQ for services and support, related to the contracting and licensing, marketing, compliance and training support services. There is no assurance that these costs would be similar if the Companies had to obtain such services and support on its own. The Companies had no accounts receivables due from or payables due to ONLIC and ONEQ related to these service contracts as of December 31, 2019. The service contract expenses for the year ended December 31, 2019 of $1,468,473 comprised service expenses to ONLIC.

ONESCO has an underwriting agreement with ONEQ, which in turn contracts with agents of ONLIC to sell and distribute annuity contracts as well as contracts with agents of ONLAC to sell and distribute variable universal life contracts of the parent. In connection with the sale of these contracts, ONESCO records gross dealer concession, sales loads and related commission expenses, and other allowances and expenses incurred with the distribution of the contracts. Effective September 15, 2018, ONLIC is no longer accepting applications for annuities or new retirement plans while continuing to service and support existing clients in both product lines. The accounts receivable from affiliates owed to ONESCO

related to the underwriting agreement as of December 31 were as follows, which are shown on the face of the consolidated statement of financial condition:

		2019
ONLIC sales load, net of commissions	$	102,402
ONEQ marketing support services		1,514
ONLAC sales load, net of commissions		185
Other expenses due from ONLIC/ONLAC		37,665
Total accounts receivable from affiliates, net	$	141,766

ONESCO has a selling agreement with ONEQ to provide certain marketing support services related to the sale and distribution of annuity contracts. The total revenue received from ONEQ for these marketing support services as of December 31, 2019 was $415,305. As a result of ONLIC no longer accepting applications for annuities or new retirement plans as discussed above, the Company's intercompany receivable related to marketing support and the underwriting agreement with ONEQ has been significantly reduced.

In addition, ONESCO sells registered investment products and variable contracts sponsored by independent parties. The accounts receivable due to the Company from the independent parties was $3,982,234 and the accounts payable due from ONESCO to the independent parties was $3,256,068 as of December 31, 2019.

During 2019, the sale of affiliated variable life and annuity contracts and unaffiliated registered investment products and variable contracts resulted in the following revenue and expenses as of December 31:

		2019
Affiliated sale revenues	$	6,982,174
Unaffiliated sale revenues		61,477,947
Total sale revenues	$	68,460,121

		2019
Affiliated commissions	$	5,583,121
Unaffiliated commissions		53,844,827
Total commission expense	$	59,427,947

(4) Net Capital

As a registered broker and dealer in securities, ONESCO is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness," as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2019, ONESCO had a minimum capital requirement of $318,569, "aggregate indebtedness" and "net capital" of $4,778,535 and $3,638,319, respectively, and ratio of aggregate indebtedness to net capital of 1.31 to 1.

(5) Contingencies

The Companies are defendants in various claims and legal actions arising in the ordinary course of business. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. The Companies establish liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are accrued by the Companies as incurred and for the estimated amount to be incurred. On a quarterly and annual basis, the Companies review relevant information with respect to the liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's consolidated financial statements.

(6) Fair Value Measurements

Fair Value Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Companies use various methods including market, income and cost approaches. The Companies utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Companies utilize the deferral for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB ASC 820-10-15, *Fair Value Measurements and Disclosures – Scope and Scope Exceptions*, and additional disclosures of cash.

The Companies are required to categorize their assets and liabilities that are carried at estimated fair value on the statement of financial condition into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

- **Level 1** – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, unit investment trusts, cash and cash equivalents, and exchange traded derivatives.
- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by observable market data through correlation or other means for identical or similar assets and liabilities. As of December 31, 2019, the Companies had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price the asset or liability. As of December 31, 2019, the Companies had no assets measured in Level 3 of the hierarchy.

The following table presents the Companies' hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 8,142,604	—	—	8,142,604
Deposits	143,307	—	—	143,307
Investment securities:				
Money market	1,031	—	—	1,031
Mutual funds	69,765	—	—	69,765
Total assets	$ 8,356,707	—	—	8,356,707

Determination of Fair Values
The following is a discussion of the methodologies used to determine estimated fair values for the financial instruments listed in the above table:

Cash – Cash is considered Level 1 as it is the functional currency in the U.S. and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Companies hold cash deposits with various regulatory agencies. These deposits will be considered Level 1 since cash is the most liquid form of asset and not subject to valuation fluctuations. The estimated fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the consolidated statement of financial condition.

Investment securities – Investment securities are Level 1 as the Companies hold investments in money markets, mutual funds and unit investment trusts that have quoted prices in active markets.

Asset Transfers Between Levels
The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. There were no net transfers to or from Level 1, Level 2 or Level 3 during 2019.

Fair Value Measurement on a Nonrecurring Basis
The Company did not have assets that are measured at estimated fair value on a nonrecurring basis in periods subsequent to initial recognition.

(7) Investments

Investments in mutual funds and unit investment trusts are traded in a national exchange and are stated at the last reported sales price on the day of valuation. Analyses of net investment income follows for the year ended December 31:

	2019
Investment income	$ 1,803
Realized gains	-
Unrealized gains	5,887
Investment income	7,690
Investment expenses	(397)
Net investment income	$ 7,293

The amortized cost and estimated fair value of investment securities for the year ended December 31, 2019 were as follows:

	Amortized cost	Estimated fair value
Money market funds	$ 1,031	1,031
Mutual fund securities	66,306	69,765
Total investment securities	$ 67,337	70,796

(8) Subsequent Events

The Companies have evaluated subsequent events through February 25, 2020, the date at which the consolidated financial statements were issued, and determined there are no additional items to disclose.

Schedule 1

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

As of December 31, 2019

Assets	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Cash	$ 7,838,671	263,467	40,466	—	8,142,604
Accounts receivable from affiliates, net	3,617,473	—	—	(3,475,707)	141,766
Accounts receivable, net	49,396	2,273	—	—	51,669
Commission receivable	399,093	3,583,141	—	—	3,982,234
Investment in wholly owned subsidiaries, at equity					—
in their net assets	407,788	—	—	(407,788)	—
Deferred tax asset	98,158	—	—	—	98,158
Software, net of amortization	41,225	—	—	—	41,225
Investment securities - trading, at fair value	70,796	—	—	—	70,796
Other assets	271,102	8,326	—	—	279,428
Total assets	$ 12,793,702	3,857,207	40,466	(3,883,495)	12,807,880
Liabilities and Stockholder's Equity					
Liabilities:					
Accrued commission expense	$ 3,256,068	—	—	—	3,256,068
Payable to affiliates	230,494	3,475,707	(711)	(3,475,707)	229,783
Accounts payable and accrued expenses	1,285,352	5,704	—	—	1,291,056
Federal and state income tax payable	6,621	9,304	(119)	—	15,806
Total liabilities	4,778,535	3,490,715	(830)	(3,475,707)	4,792,713
Stockholder's equity:					
Common stock	336,000	36,250	10,000	(46,250)	336,000
Additional paid-in capital	1,054,000	108,750	—	(108,750)	1,054,000
Retained earnings	6,625,167	221,492	31,296	(252,788)	6,625,167
Total stockholder's equity	8,015,167	366,492	41,296	(407,788)	8,015,167
Total liabilities and stockholder's equity	$ 12,793,702	3,857,207	40,466	(3,883,495)	12,807,880

See accompanying report of independent registered public accounting firm.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Income

For the Year Ended December 31, 2019

	The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Revenues:					
Sale of registered investment products/variable contracts	$ 51,672,366	—	4,053,630	(4,013,094)	51,712,902
Sale of general securities	1,729,203	—	—	—	1,729,203
Sale of fee-based products	14,870,812	14,720,403	—	(14,573,199)	15,018,016
Investment income	7,690	—	—	—	7,690
Other income	20,533	—	—	—	20,533
Total revenues	68,300,604	14,720,403	4,053,630	(18,586,293)	68,488,344
Expenses:					
Commissions	59,427,947	14,573,199	4,013,094	(18,586,293)	59,427,947
Service contract	1,468,473	—	—	—	1,468,473
Salary expense	5,249,020	—	—	—	5,249,020
General expenses	657,393	11,576	30,646	—	699,615
Total expenses	66,802,833	14,584,775	4,043,740	(18,586,293)	66,845,055
Income before income taxes	1,497,771	135,628	9,890	—	1,643,289
Income taxes:					
Current expense	304,310	28,482	5,853	—	338,645
Deferred expense	69,060	—	—	—	69,060
	373,370	28,482	5,853	—	407,705
Net income (loss) before net income of wholly owned subsidiaries	1,124,401	107,146	4,037	—	1,235,584
Net income of wholly owned subsidiaries	111,183	—	—	(111,183)	(0)
Net income	$ 1,235,584	107,146	4,037	(111,183)	1,235,584

See accompanying report of independent registered public accounting firm.

THE O.N. EQUITY SALES COMPANY

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

As of December 31, 2019

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	4,778,535
Net capital		3,638,319
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $4,778,535)		318,569
Net capital in excess of requirements	$	3,319,750
Ratio of aggregate indebtedness to net capital		1.31
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Retained earnings		6,625,167
Total net worth		8,015,167
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		4,025,261
Receivables from brokers or dealers		1,221
Other assets		339,881
		4,366,363
Net capital before haircuts on securities positions		3,648,804
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		10,485
Net capital	$	3,638,319

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2019 filed on unaudited Form X-17A-5, Part IIA on January 24, 2020.

See accompanying report of independent registered public accounting firm.

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
As of December 31, 2019

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

Schedule 5

THE O.N. EQUITY SALES COMPANY

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Information Relating to Possession or Control Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934

As of December 31, 2019

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(2)(i) and (k)(2)(ii) of that rule.

See accompanying report of independent registered public accounting firm.

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
The O.N. Equity Sales Company:

We have reviewed management's statements, included in the accompanying The O.N. Equity Sales Company Exemption Report (the Exemption Report), in which (1) The O.N. Equity Sales Company (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k)(2)(i) and (k)(2)(ii) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2019 except as described in its Exemption Report. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Columbus, Ohio
February 25, 2020

ONESCO
THE O.N. EQUITY SALES COMPANY
Member FINRA/SIPC

Mailing Address Post Office Box 371
Cincinnati, Ohio 45201-0371
877.663.7267

Overnight Address One Financial Way
Cincinnati, Ohio 45242

Exemption Report

The O.N. Equity Sales Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i):

"Special Account for the Exclusive Benefit of Customers" maintained.

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k)(2)(ii):

All customer transactions cleared through another broker-dealer (clearing broker-dealer) on a fully disclosed basis, and promptly transmits all customer funds and securities to such clearing broker-dealer which carries accounts of such customers.

The Company has met the identified exemption provisions for the fiscal year ended December 31, 2019 with the exception as described below:

Customer checks may be received by agents registered with the Company. The Company's policy is for agents to route checks to home office within 24 hours of receipt. Then, checks for existing accounts not requiring suitability review that are delivered after 12:00pm to the Company's home office are deposited to the clearing firm (Pershing LLC) within 24 hours after receipt at the home office. There were 5,063 such checks throughout 2019.

The O.N. Equity Sales Company

I, Jeffery A. Bley, Jr., affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: Vice President, National Sales
Date: February 25, 2020

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
The O.N. Equity Sales Company

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2019, which were agreed to by The O.N. Equity Sales Company (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records in the form of check copies paid to SIPC, and noted no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2019, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2019, and noted no difference;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences, and

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Columbus, Ohio
February 25, 2020